UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No.5)*


                            Niagara Corporation
         --------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
         --------------------------------------------------------
                       (Title of Class of Securities)

                                 653349100
         --------------------------------------------------------
                               (CUSIP Number)

                             Gilbert D. Scharf
                               P.O. Box 1124
                         Ponte Vedra, Florida 32004
                               (904) 285-2835
         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 5, 1997
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13D


CUSIP NO.  653349100
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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilbert D. Scharf
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [  ]
                                                                  (b) [  ]
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS*
         PF; SC
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                   [  ]
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                        7    SOLE VOTING POWER
                             560,700 (including 19,000 shares issuable upon
     NUMBER OF               the exercise of Options which are currently
      SHARES                 exercisable or exercisable within 60 days**)
   BENEFICIALLY         ----------------------------------------------------
     OWNED BY           8    SHARED VOTING POWER
       EACH                  0
     REPORTING          ----------------------------------------------------
    PERSON WITH         9    SOLE DISPOSITIVE POWER
                             560,700 (including 19,000 shares issuable upon
                             the exercise of Options which are currently
                             exercisable or exercisable within 60 days**)
                        ----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         560,700 (including 19,000 shares issuable upon the exercise of Options which are currently exercisable or exercisable within 60 days**)
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* |X|
         (excludes 6,000 shares underlying Options which are not exercisable within 60 days**)
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
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   14    TYPE OF REPORTING PERSON*
         IN
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The Options will become exercisable with respect to 2,000 of the underlying shares on each of the next four anniversaries of April 27, 1997 (provided Mr. Scharf continues to serve as a director of the Issuer on such date) except in the event of a Change in Control of the Issuer.




       Gilbert D. Scharf hereby amends his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993, February 4, 1994, October 10, 1996 and June 4, 1997 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share, of Niagara Corporation, a Delaware corporation. Capitalized terms used and not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.

Item 2.Identity and Background.

          Item 2(a)-(b) is hereby amended to read in its entirety as follows:

             (a)-(b) This Statement is being filed by Gilbert D. Scharf, a United States citizen, whose business address is c/o Maxcor Financial Group Inc., a Delaware corporation ("Maxcor"), Two World Trade Center, Suite 8400, New York, New York 10048.

          Item 2(c) is hereby amended to read in its entirety as follows:

             (c) Mr. Scharf is Secretary and a director of the Issuer and a director of each of the Issuer's two subsidiaries, Niagara LaSalle Corporation and LaSalle Steel Company. Mr. Scharf is also Chairman of the Board, President and Chief Executive Officer of Maxcor and its wholly owned subsidiary, Euro Brokers Investment Corporation, each located at Two World Trade Center, Suite 8400, New York, NY 10048, and holds various other positions with Maxcor's other subsidiaries.

Item 3.  Source and Amount of Funds or Other Consideration.

       Item 3 of the Schedule 13D is hereby amended by deleting the seventh and eighth paragraphs thereof and adding the following after the sixth paragraph thereof:

       On July 2, 1997, Mr. Scharf purchased, through an open market purchase, an additional 1,500 Shares at approximately $5.787 per Share, for an aggregate consideration of $8,680.

       On July 14, 1997, Mr. Scharf purchased, through an open market purchase, an additional 2,000 Shares at approximately $5.398 per Share, for an aggregate consideration of $10,795.88

       On July 15, 1997, Mr. Scharf purchased, through an open market purchase, an additional 500 Shares at $5.57 per Share, for an aggregate consideration of $2,785.

       The funds used to make each of the foregoing purchases were Mr. Scharf's personal funds. Since making these purchases, Mr. Scharf transferred 60,200 of such Shares and 178,500 of such Warrants to the Gilbert D. Scharf Living Trust, of which he is the sole trustee.

       On October 31, 1997, the Issuer exercised its right to redeem on December 9, 1997 (which date was extended to December 11, 1997) all of its then outstanding and unexercised Warrants at $.01 per Warrant. As a result of this call for redemption, the Warrants could not be exercised after the redemption date. Each outstanding Warrant entitled the holder to purchase from the Issuer, prior to the exercise deadline, one Share at an exercise price of $5.50.

       On November 10, 1997, Mr. Scharf exercised 43,000 Warrants, and on December 5, 1997, Mr. Scharf exercised 178,500 Warrants. The funds used to exercise the Warrants consisted of $618,250 of Mr. Scharf's personal funds and a $600,000 loan from the Issuer, evidenced by a Promissory Note (the "Note") executed by Mr. Scharf in favor of the Issuer. Interest on the unpaid principal amount of the Note accrues at 5.68% per annum. Principal and interest on the Note are payable in full on December 4, 1998, provided that Mr. Scharf may prepay all or part of the unpaid principal amount of the Note without premium or penalty. The Note requires installment payments of principal following the sale of Shares by Mr. Scharf in amounts equal to the proceeds from such sales.

Item 4.  Purpose of Transaction.

       The second paragraph of Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

       Except to the extent set forth above, or in any other Item hereof, and except in his capacity as the Secretary and a director of the Issuer, which from time to time may consider various transactions involving its securities, Mr. Scharf does not have any present plans or proposals that relate to or would result in any of the actions required to be described in
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

       The first paragraph of Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

       (a) As described in Item 3 hereof, Mr. Scharf owns 541,700 Shares (including through IRA accounts and a living trust). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), Mr. Scharf may be deemed to be the beneficial owner of 19,000 Shares underlying options which are currently exercisable or exercisable within 60 days. Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 560,700 Shares, representing approximately 5.6% of the sum of
(i) 9,997,455 outstanding Shares as of March 25, 1998 (based upon information contained in the Issuer's Form 10-K for the year ended December 31, 1997, filed by the Issuer with the Securities and Exchange Commission) and (ii) 19,000 Shares underlying options which are currently exercisable or exercisable within 60 days.

       In connection with his serving as a director of the Issuer, the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") granted to Mr. Scharf (i) on September 13, 1996, a non-qualified stock option to purchase an aggregate of 15,000 Shares, currently exercisable as to all of the underlying Shares and (ii) on April 27, 1997, a non-qualified stock option to purchase an aggregate of 10,000 Shares, currently exercisable as to 4,000 of the underlying Shares and exercisable as to an additional 2,000 of the underlying Shares on each of the next three anniversaries of April 27, 1998 (provided Mr. Scharf continues to serve as a director of the Issuer on such date) except in the event of a "Change in Control" of the Issuer (as defined in the Issuers 1995 Stock Option Plan). The exercise price of each of the foregoing options ("Options") is $5.50 per Share. Accordingly, and pursuant to Rule 13d-3 under the Exchange Act, 19,000 Shares underlying Options which are currently exercisable or exercisable within 60 days have been included for purposes of this Statement in calculating the number of Shares beneficially owned by Mr. Scharf.

       Other than as described in this Amendment, no other transactions in securities of the Issuer were effected during the past sixty days by Mr. Scharf.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

       Item 6 of the Schedule 13D is hereby amended by deleting the fifth and sixth paragraphs thereof and inserting the following in place thereof:

       As described in Item 3 above, on September 13, 1996 and April 27, 1997, the Compensation Committee granted Options to Mr. Scharf. The option agreements evidencing the Options (the "Option Agreements") provide for the conditions under which the Options are exercisable (described in Item 3 above) and also provide that the Options will expire on the earlier of (i) the tenth anniversary of the date of grant and (ii) 90 days after the date on which Mr. Scharf ceases to serve as a director of the Issuer.

       The foregoing is merely a summary of certain provisions of the Option Agreements and is qualified in its entirety by the full text thereof, copies of which are attached hereto as Exhibits 3 and 4 and incorporated herein by reference.

       As described in Item 3 above, on December 5, 1997, the Issuer loaned Mr. Scharf $600,000, the proceeds of which were used by Mr. Scharf to exercise Warrants. The loan was evidenced by the Note, the terms of which are summarized in Item 3 above. Such summary is qualified in its entirety by the full text of the Note, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 - Stock Escrow Agreement, dated August 13, 1993, by and among the
            Issuer, the Initial Stockholders and the Escrow Agent
            (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Gilbert D. Scharf, dated August 30, 1993).

Exhibit 2 - Letter Agreement, dated May 26, 1993, by and between Gilbert D.
            Scharf and GKN Securities Corp (incorporated by reference to
            Exhibit 2 to the Statement on Schedule 13D of Gilbert D. Scharf, dated August 30, 1993).

Exhibit 3 - Stock Option Agreement, dated as of September 13, 1996, by and between the Issuer and Gilbert D. Scharf (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Statement on
            Schedule 13D of Gilbert D. Scharf, dated October 10, 1996).

Exhibit 4 - Stock Option Agreement, dated as of April 27, 1997, by and between the Issuer and Gilbert D. Scharf.

Exhibit 5 - Promissory Note, dated December 5, 1997, made by Gilbert D.
            Scharf in favor of the Issuer.




                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 28, 1998

                                           /s/ Gilbert D. Scharf
                                          --------------------------
                                               Gilbert D. Scharf




                               Exhibit Index

Exhibit 1 - Stock Escrow Agreement, dated August 13, 1993, by and among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Gilbert D. Scharf, dated August 30, 1993).

Exhibit 2 - Letter Agreement, dated May 26, 1993, by and between
            Gilbert D. Scharf and GKN Securities Corp (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D of Gilbert D. Scharf, dated August 30, 1993).

Exhibit 3 - Stock Option Agreement, dated as of September 13, 1996, by and between the Issuer and Gilbert D. Scharf (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Statement on
            Schedule 13D of Gilbert D. Scharf, dated October 10, 1996).

Exhibit 4 - Stock Option Agreement, dated as of April 27, 1997, by and between the Issuer and Gilbert D. Scharf.

Exhibit 5 - Promissory Note, dated December 5, 1997, made by Gilbert D.
            Scharf in favor of the Issuer.